United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                 September 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F X Form 40-F ___


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             (Check One) Yes   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-____.)

"This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696."

                       CVRD: Provisions for Losses on MRS

Rio de Janeiro, September 2, 2002 - Companhia Vale do Rio Doce (CVRD), in accordance with the best accounting practices and seeking to establish the highest degree of transparency, adopts as a regular procedure in its accounting statements under BR GAAP (Brazilian Generally Accepted Accounting Principles) and US GAAP (Generally Accepted Accounting Principles on the US) to make provisions for losses for all investments that present negative shareholders' equity.

As a result, CVRD's financial statements as of June 30, 2002 recorded a loss of R$ 47 million resulting from its 17.2% indirect stake in MRS Logistica S.A.
(MRS), once this company had a negative shareholders' equity. Of this amount, R$ 33 million accounts for a provision for losses and R$ 14 million accounts for goodwill amortization.

Additionally, CVRD informed to its wholly-owned subsidiaries Ferteco Mineracao S.A. (Ferteco) and Belem - Administracoes e Participacoes Ltda. (Belem), and to its shared control subsidiary Caemi Mineracao e Metalurgia S.A. (Caemi), that such procedure related to MRS was adopted. Ferteco, Belem and Caemi own stakes in MRS.

As stated in the December 7, 2001 press release "CVRD Finalizes the Acquisition of CAEMI," CVRD aims at keeping Caemi as a publicly traded company, independently managed in accordance with the best corporate governance practices, subject to principles of transparency and accountability. The setting-up of the provision for losses at MRS, as opposed to what was noticed on the Brazilian press, does not mean any intention of CVRD on changing Caemi's capital structure.



--------------------------------------------------------------------------------
                                        For further information, please contact:
           Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                 (Registrant)


Date: September 3, 2002

                                            By: /s/ Fabio de Oliveira Barbosa
                                                -----------------------------
                                                Fabio de Oliveira Barbosa
                                                Chief Financial Officer